Exhibit 99.2

8th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1 www.computershare.com Security Class Holder Account Number Fold This Form of Proxy is solicited by and on behalf of Management. Notes to proxy 1. Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the person whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse). 2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy. 3. This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy. 4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder. 5. The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management. 6. The securities represented by this proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly. 7. This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof. 8. This proxy should be read in conjunction with the accompanying documentation provided by Management. Proxies submitted must be received by 10:00 a.m., Toronto Time, on April 22, 2020. VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK! Fold • Call the number listed BELOW from a touch tone telephone. 1-866-732-VOTE (8683) Toll Free • Go to the following web site: www.investorvote.com • Smartphone? Scan the QR code to vote now. • You can attend the meeting virtually at https://web.lumiagm.com/238137587 • Meeting Password: stars2020 If you vote by telephone or the Internet, DO NOT mail back this proxy. Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual. Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy. To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below. CONTROL NUMBER 01KQPF

Appointment of Proxyholder I/We being holder(s) of The Stars Group Inc. hereby appoint: Mr. Divyesh (Dave) Gadhia, the Executive Chairman of the Board OR Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein. Note: If you are appointing a proxyholder other than Mr. Divyesh (Dave) Gadhia, the Executive Chairman of the Board, and your proxyholder wishes to attend the meeting online, you MUST return your proxy by mail or vote by internet at www.investorvote.com. You will then need to go to https://www.computershare.com/starsgroup on or before 10:00 a.m. (Toronto time) on April 22, 2020, and provide Computershare with the required Information for your proxyholder so that Computershare may provide the proxyholder with a Control Number via email. This Control Number will allow your proxyholder to login to and vote at the Meeting online, using the password “stars2020”. Without a Control Number your proxyholder will only be able to log-in to the Meeting as a guest and will not be able to vote at the Meeting online. as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Special Meeting of The Stars Group Inc. to be held at the Hotel Fairmont Royal York, located at 100 Front Street West, Toronto, Ontario, Canada M5J 1E3 in the Confederation 3 room and online at https://web.lumiagm.com/238137587, on April 24, 2020 at 10:00 a.m., Toronto Time, and at any adjournment and postponement thereof. VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXTOVER THE BOXES. Fold 1. Arrangement Resolution To consider, and, if deemed advisable, to approve, with or without variation, a special resolution, the full text of which is set forth in Appendix A of the accompanying management information circular dated March 26, 2020 (the “Information Circular”), to approve a plan of arrangement under section 182 of the Business Corporations Act (Ontario) involving The Stars Group Inc. and Flutter Entertainment plc, all as more particularly described in the Information Circular. Fold Authorized Signature(s) – This section must be completed for your instructions to be executed. I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by Management. Signature(s) Date MM / DD / YY A G J Q 292219 A R 0 01KQPF